FORM 6K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 16d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 000-29986

Wealth Minerals Ltd.

(translation of registrant’s name into English)

1901 – 1177 West Hastings Street

Vancouver, British Columbia V6E 2K3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

__X__

Form 40-F

____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K  if submitted solely to provide an attached annual report to security holders:

Indicate by check mark if the registrant is submitted the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report on other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in the Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_____

No

__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82-__________.

Exhibits

1.	Financial Statements of the Registrant dated, November 30, 2007 and 2006
2.	Managements Discussion and Analysis
3.	CEO Certification
4.	CFO Certification

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Wealth Minerals Ltd .
/s/ Henk Van Alphen
Date: March 31, 2008	Name: Henk Van Alphen Title: President & CEO